# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PureBase Corp, CIK 0001575858
CUSIP: 74624L203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 14110 Ridge Road, Sutter Creek, California (CA), 95685
Date of event which requires filing of this statement: 05/08/2026
Amends the filing with accession number 0001127855-17-000125
Filed by CIK 0001312824
Persons authorized to receive notices and communications: A. Scott Dockter, 14110 Ridge Road, Sutter Creek, California (CA), 95685, (209) 297-4331

## Reporting persons
- A. Scott Dockter (CIK 0001312824): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 36,643,795; shared voting power 72,837,839; sole dispositive power 36,643,795; shared dispositive power 72,837,839; aggregate amount beneficially owned 109,481,634 (39.4% of the class)
  Comment: The aggregate total number of shares beneficially owned includes 72,837,839 shares of Common Stock (as defined in Item 1), that are beneficially owned indirectly by Mr. Dockter as the owner and managing member of CoreTer, LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PureBase Corp
Address of issuer's principal executive offices: 14110 Ridge Road, Sutter Creek, California (CA), 95685
Comment: This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 5, 2017 (the "Original 13D, together with Amendment No. 1, this "Schedule 13D") by the Reporting Person. Unless otherwise defined herein, capitalized terms used in this Schedule 13D shall have the meanings ascribed to them in the Original 13D. Unless amended or supplemented below, the information in the Original 13D remains unchanged.

## Item 2. Identity and Background
Residence or business address: Item 2(b) of this Schedule 13D is being amended to update the business address of the Reporting Person, which is 14110 Ridge Road, Sutter Creek, California 95685.
Present principal occupation or employment: Item 2(b) of this Schedule 13D is being amended and supplemented to disclose that the Reporting Person is the Chief Executive Officer, President, and a director of the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's responses to Item 4 are incorporated by reference in their entirety into this Item 3.

On May 8, 2026, CoreTer, LLC ("CoreTer"), a Nevada limited liability company owned and managed by the Reporting Person, converted $1,013,870.97 of outstanding principal and interest under the Note (as defined in Item 4 below) into 50,311,184 shares of Common Stock at a conversion price of $0.020152 per share (the "Conversion Price"). The Issuer and CoreTer agreed to allow this early conversion of the Note and the Conversion Price was calculated pursuant to the terms of the Note. No cash consideration was paid or received in connection with the conversion. Following the conversion, $0 of principal remains outstanding under the Note and there is $0 accrued interest remaining under the Note.

On May 8, 2026, the board of directors of the Issuer also issued 22,526,655 shares of Common Stock to CoreTer as reimbursement for $453,957.14 worth of Issuer expenses that were paid by CoreTer. These shares of Common Stock were also issued at the Conversion Price.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2026, the Issuer entered into a line of credit agreement (the "Line of Credit Agreement") with CorTer, under which CoreTer agreed to make an unsecured loan to the Issuer of up to $1,000,000 until February 27, 2027. Any loan amounts are prepayable by the Issuer without interest or penalty.

On February 27, 2026, the Issuer also issued an unsecured promissory note to CoreTer (the "Note"), in the principal amount of the lesser of (i) $1,000,000,00 and (ii) the aggregate unpaid principal amount of all loans made pursuant to the Line of Credit Agreement, together with all accrued interest thereon. The Note bears interest at the rate of 8% per annum and matures on February 27, 2027. After the maturity date, CoreTer has the right to convert any outstanding principal and interest under the Note into shares of Common Stock at a conversion price equal to the weighted average closing price of the Common Stock for the twenty trading days prior to the conversion of the Note. The number of shares of Common Stock to which CoreTer may be entitled is subject to adjustments as a result of stock dividends, divisions, splits, combinations, reclassifications or certain corporate actions, as described in the Note.

As a result of his ownership interest in and management of CoreTer, the Reporting Person may be deemed to be a member of a "group" (within the meaning of Rule 13d-5 under the Exchange Act) with CoreTer. As the Reporting Person is filing separately from CoreTer, the Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein but is not responsible for the completeness and accuracy of any information concerning other members of the group.

The Reporting Person indirectly acquired 72,837,839 shares of Common Stock in connection with CoreTer's conversion of the Note and the Issuer's reimbursement of expenses paid by CoreTer. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

During the period from November 1, 2016 to May 8, 2026, Mr. Dockter gifted a total of 8,119,502 shares of Common Stock he owned to other individuals.

The Reporting Person serves as the Chief Executive Officer, President and a director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 277,968,151 shares of Common Stock of the Issuer outstanding as of April 14, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended February 28, 2026, filed with the SEC. As a result of the agreements described in Item 4 above, the Reporting Person may be deemed to be a member of a "group" (within the meaning of Rule 13d-5 under the Exchange Act) and may be deemed a "group" with CoreTer. The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein but is not responsible for the completeness and accuracy of the information concerning other members of the group.

The information set forth on the cover page of this Schedule 13D is hereby incorporated in its entirety by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person and CoreTer may be deemed to share the power to vote and dispose of the 72,837,839 shares of Common Stock issued pursuant the Note and expense reimbursement, as described in Item 4 above, and owned by CoreTer. The Reporting Person has the sole power to vote and dispose of the 36,643,795 shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,643,795 shares of Common Stock reported as being beneficially owned directly by the Reporting Person. No person other than the Reporting Person and CoreTer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 72,837,839 shares of Common Stock reported as being beneficially owned indirectly by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated herein by reference.

The foregoing descriptions of the Note and the Line of Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the Note and the Line of Credit Agreement filed, respectively, as Exhibit 99.1 and 99.2 hereto, and which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 8% Convertible Promissory Note issued to CoreTer, LLC, dated February 27, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on March 2, 2026).

99.2 Line of Credit Agreement, dated February 27, 2026, between the Issuer and CoreTer, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on March 2, 2026).

## Signatures
- A. Scott Dockter: /s/ A. Scott Dockter, A. Scott Dockter (05/19/2026)